Exhibit (a)(5)(F)
Comtech Telecommunications Corp. Commences Tender Offer for TeleCommunication Systems, Inc.
MELVILLE, NY — Comtech Telecommunications Corp. (NASDAQ: CMTL or “Comtech”) today announced that its direct wholly owned subsidiary, Typhoon Acquisition Corp., has commenced its previously announced tender offer for all outstanding shares of common stock of TeleCommunication Systems, Inc. (NASDAQ: TSYS or “TCS”) at a price of  $5.00 per share, net to the seller in cash, without interest and less required withholding taxes. The tender offer is being made in connection with the Agreement and Plan of Merger, dated November 22, 2015, by and among Comtech, Typhoon Acquisition Corp. and TCS.
The board of directors of TCS, acting upon the unanimous recommendation of the special committee of independent, disinterested directors of TCS, has unanimously determined that the offer is fair to and in the best interests of TCS and its stockholders and recommends that the stockholders of TCS accept the offer and tender their shares.
The tender offer is scheduled to expire at midnight EDT, at the end of the day on Tuesday, January 5, 2016, unless extended.
Complete terms and conditions of the tender offer can be found in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Comtech and Typhoon Acquisition Corp. with the SEC on December 7, 2015. In addition, on December 7, 2015, TCS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) relating to the offer.
Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834 for stockholders or (212) 750-5833 for banks and brokers, and, when they become available, at the website maintained by the SEC at www.sec.gov. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.
About Comtech Telecommunications Corp.
Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech believes many of its solutions play a vital role in providing or enhancing communication capabilities when terrestrial communications infrastructure is unavailable, inefficient or too expensive. Comtech conducts business through three complementary segments: telecommunications transmission, mobile data communications and RF microwave amplifiers. Comtech sells products to a diverse customer base in the global commercial and government communications markets. Comtech believes it is a leader in the market segments that it serves.
About TeleCommunication Systems, Inc.
TeleCommunication Systems, Inc., headquartered in Annapolis, Maryland, is a world leader in secure and highly reliable wireless communications. TCS’ patented solutions, global presence, operational support and engineering talent enable 911, commercial location-based services and deployable wireless infrastructure; cybersecurity; defense and aerospace components; and applications for mobile location-based services and messaging. TCS’ principal customers are wireless network operators, defense and public safety government agencies, and Fortune 150 enterprises requiring high reliability and security.
Additional Information
This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of TCS. Comtech and its wholly owned subsidiary, Typhoon Acquisition Corp., intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and TCS intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Comtech, Typhoon Acquisition Corp. and TCS intend to mail these documents to the stockholders of TCS. These documents, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, will contain important information about the tender offer and TCS stockholders are urged to read them carefully when they become available. Stockholders of TCS will be able to obtain a free copy of these documents (when they become available) and other documents filed by TCS, Comtech or Typhoon Acquisition Corp. with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents (when they become available) by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834 or (212) 750-5833 for banks and brokers.
Cautionary Statement Regarding Forward-Looking Statements
Certain information in this press release contains forward-looking statements regarding Comtech, including but not limited to, information relating to Comtech’s future performance and financial condition, plans and objectives of Comtech’s management and Comtech’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of Comtech’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, among other things: the risk that the acquisition of TCS may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Comtech’s and TCS’ businesses will not be integrated successfully; the risk that requisite regulatory approvals will not be obtained; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships or retain key personnel; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and Comtech’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with Comtech’s legal proceedings and other matters; risks associated with Comtech’s obligations under its revolving credit facility; and other factors described in Comtech’s and TCS’ filings with the SEC.
Media Contact for Comtech Telecommunications Corp.:
Michael D. Porcelain, Senior Vice President and Chief Financial Officer
(631) 962-7103
Info@comtechtel.com